Exhibit 99.82

EXECUTION COPY

PURCHASE AGREEMENT dated as of the 14th day of January, 2011.

B E T W E E N:

RESSOURCES METANOR INC./METANOR RESOURCES INC., a corporation incorporated and existing under the laws of Canada

(“Metanor”)

- and -

SANDSTORM RESOURCES LTD., a corporation incorporated and existing under the laws of the Province of British Columbia

(“Sandstorm”)

WHEREAS Metanor owns 100% of an underground mine known as the Bachelor Lake Project (the “Project”), comprising two mining concessions and 241 claims as well as an option to earn a 70% undivided interest in 58 claims, and located in Le Sueur Township, Quebec, all as more particularly described in Schedule “A” attached hereto and forming a part hereof (the “Bachelor Lake Property”);

AND WHEREAS Metanor is currently conducting, among other things, mine planning and design, to construct and develop the Bachelor Lake Property, with a goal of beginning commercial production in 2012;

AND WHEREAS Metanor has agreed to sell Sandstorm Payable Au and Sandstorm has agreed to purchase Sandstorm Payable Au and Metanor and Sandstorm have agreed to execute and deliver this Agreement;

AND WHEREAS the Parties are therefore desirous of executing and delivering this Agreement, all on and subject to the terms and conditions contained herein;

AND WHEREAS capitalized terms when used in these preambles shall have the respective meanings set forth in Article 1;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties mutually agree as follows:

1.            Definitions

“Additional Upfront Deposit” has the meaning set forth in section 3(f)(i);

“Annual Report” means a written report, in relation to any calendar year, detailing:

(i)	the number of ounces of Au produced from the Bachelor Lake Property Areas and delivered to an Offtaker in the applicable calendar year;

(ii)	the names and addresses of each Offtaker to which the Au referred to in subsection (i) was delivered;

(iii)	the number of ounces of Sandstorm Payable Au which have resulted or which are estimated to result from the Au referred to in subsection (i);

(iv)	the number of ounces of Sandstorm Payable Au which have been delivered to Sandstorm with respect to the Au referred to in subsection (i), in accordance with the provisions of Article 8;

(v)

a reconciliation between any provisional number of ounces of Sandstorm Payable Au specified in an Annual Report for a preceding calendar year and the final number of ounces of Sandstorm Payable Au for the applicable calendar year;

(vi)	Au prices used by Metanor and its affiliates for short term and long term planning purposes with respect to the Project and/or the Bachelor Lake Property Areas; and

(vii)	the remaining Uncredited Balance and a calculation of how the Uncredited Balance was reduced during the applicable calendar year.

“Au” means gold;

“Audit Dispute Notice” has the meaning set forth in section 6(c)(i);

“Bachelor Lake Property” has the meaning set forth in the preambles to this Agreement;

“Bachelor Lake Property Areas” means the Bachelor Lake Property including: (i) the Initial Mine Shaft Area and (ii) if Sandstorm has exercised the New Mine Right, the New Mine;

“Barry Mine Property” means that property owned by Metanor as more particularly described in Schedule “E” attached hereto;

“BCICAC” has the meaning set forth in Article 16;

“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory holiday in either Vancouver, British Columbia or Val-d’Or, Quebec;

“Deductions” means any and all deductions, refining, reprocessing, processing, treatment and other charges, penalties, adjustments, shipping expenses and/or expenses pertaining to and/or in respect of Au and charged by an Offtaker and/or charged in respect of delivery costs to Sandstorm or to the final customer of Metanor or its affiliates and/or Sandstorm, as the case may be, or charged to Metanor or its affiliates as and by way of royalty payments;

“Demanding Party” has the meaning set forth in section 16(a);

“Dispute Notice” has the meaning set forth in section 16(a);

“Encumbrances” means any and all liens, charges, mortgages, hypothecs, encumbrances, pledges, security interests, prior claims, royalties taxes, proxies and third party rights or any other encumbrances of any nature whatsoever, whether registered or unregistered;

“Extended Term” has the meaning set forth in section 4(b);

“Execution Date” means the date of the execution and delivery of this Agreement by the Parties;

“First Upfront Deposit” means the sum of US$5.0 million;

“Fixed Price” means US$500 per ounce of Au;

“Hedging Arrangement” means any arrangement proposed to be entered into by Metanor or its affiliates pursuant to which the risk of the future price of Au is sold to a third Person, including without limitation, as and by way of netting and collateral arrangements under International Swaps and Derivatives Association, Inc. protocols and mandates;

“Initial Mine Shaft” means the shaft indicated in Schedule “A” attached hereto;

“Initial Mine Shaft Area” means both of: (i) the area on the Bachelor Lake Property within a distance of 1.5 kilometres from the center of the Initial Mine Shaft; and (ii) any area on the Bachelor Lake Property further than a distance of 1.5 kilometres from the center of the Initial Mine Shaft that is accessed using the Initial Mine Shaft;

“Insolvency Event” means, in relation to any Party, any one or more of the following events or circumstances:

(i)                                  proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 60 days of the commencement of such proceedings;

(ii)                              a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent, or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under applicable laws relating to bankruptcy, insolvency or relief of debtors;

(iii)                          it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar Person appointed with respect to it or any substantial portion of its property or assets; or

(iv)         a resolution is passed for the winding-up or liquidation of it;

“Losses” means any and all damages, claims, losses, lost profits, liabilities, fines, injuries, costs, penalties and expenses (including reasonable legal fees);

“Market Price” means for each ounce of Sandstorm Payable Au delivered and sold to Sandstorm pursuant to this Agreement, the London p.m. fix for Au as quoted in United States dollars by the London Bullion Market Association (or any successor metals exchange) on the Business Day prior to the date the Sandstorm Payable Au is credited to the metal account of Sandstorm;

“Material Adverse Change” in respect of Metanor, means any one or more changes, events or occurrences which, in either case, either individually or in the aggregate are material and adverse to Metanor, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide Au mining industry in general and which does not have a materially disproportionate effect on Metanor; (iii) resulting from changes in the price of Au; or (iv) relating to the rate at which Canadian dollars can be exchanged for the currency of any other nation, including the United States or vice versa, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts. Without limiting the generality of the foregoing, Sandstorm agrees that any legal or regulatory proceeding threatened or commenced in respect of matters disclosed in Schedule “D” hereof do not and will not constitute a Material Adverse Change;

“Metanor” means Ressources Metanor Inc./Metanor Resources Inc.;

“Metanor Default Fee” has the meaning set forth in section 9(c);

“Metanor Event of Default” has the meaning set forth in section 9(b);

“Minerals” means any and all economic, marketable metal bearing material, in whatever form or state, produced from the Bachelor Lake Property Areas;

“Monthly Report” means a written report or reports, in relation to a calendar month, detailing:

(i)	the number of ounces of Au produced from the Bachelor Lake Property Areas and delivered to an Offtaker in the applicable calendar month;

(ii)	the names and addresses of each Offtaker to which the Au referred to in subsection (i) was delivered;

(iii)	the number of ounces of Sandstorm Payable Au which have resulted or which are estimated to result from the Au referred to in subsection (i);

(iv)	the number of ounces of Sandstorm Payable Au which have been delivered to Sandstorm with respect to the Au referred to in subsection (i), in accordance with the provisions of Article 8;

(v)

a reconciliation between any provisional number of ounces of Sandstorm Payable Au specified in a Monthly Report pursuant to subsection (iii) for a preceding calendar month and the final number of ounces of Sandstorm Payable Au for the applicable calendar month;

(vi)	Au prices used by Metanor and its affiliates for short term and long term planning purposes with respect to the Project and/or the Bachelor Lake Property Areas;

(vii)	the reduction of the Uncredited Balance in such calendar month and the remaining Uncredited Balance; and

(viii)	any material changes from the previous Monthly Report relating to anticipated quarterly production for the remainder of the current calendar year.

“National Instrument 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators or any successor instrument, rule or policy;

“New Mine” means any new mine, within the Bachelor Lake Property, that may be developed by Metanor or its affiliates that is outside of the Initial Mine Shaft Area;

“New Mine Notice” has the meaning set forth in section 3(f)(i);

“New Mine Right” has the meaning set forth in section 3(f);

“Offtaker” means the counterparty to an Offtake Agreement;

“Offtake Agreement” means any refining, marketing and/or processing agreement entered into by Metanor or its affiliates with respect to Au produced from the Bachelor Lake Property;

“Parties” means the parties to this Agreement and “Party” means any one of the Parties;

“Payable Au” means, in terms of quantity, Au or the Au portion of other product containing Au produced from the Bachelor Lake Property Areas less the number of ounces of Au deducted on account of refining such Au into Refined Au (for which net number of ounces Metanor receives either a cash payment or Refined Au from an Offtaker pursuant to and in accordance with any Offtake Agreement) and, in terms of quality, Refined Au;

“Permitted Encumbrances” means an Encumbrance described in Schedule “B” attached hereto;

“Person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, governments or any other type of organization, whether or not a legal entity;

“Place of Delivery” has the meaning set forth in section 8(a);

“Production Model” means the model entitled Ressource Metanor Lac Bachelor Pro Forma LOM, delivered by Metanor to Sandstorm in or about December 15, 2010 and attached hereto as Schedule “C”’

“Production Refund” has the meaning set forth in section 3(e);

“Production Refund Notice” has the meaning set forth in section 3(e);

“Production Refund Original Amount” means the amount of Payable Au projected in the Production Model to have been produced from the Bachelor Lake Property

Areas for the 48 month period beginning on the Execution Date in the Production Model;

“Project” has the meaning set forth in the preambles to this Agreement;

“Project Charges” means first ranking charges, hypothecs, mortgages and/or security interests in, to and over the Bachelor Lake Property and the Barry Mine Property as well as all hereafter acquired property rights pertaining to the Bachelor Lake Property and the Barry Mine Property and first ranking charges, mortgages, hypothecs and/or security interests in, to and over all present and after acquired personal and moveable property, including corporeal and incorporeal property used at or in connection with, or derived from the Bachelor Lake Property and the Barry Mine Property which shall all be in form and substance satisfactory to Sandstorm acting as a prudent lender, as more particularly described in Article 19 and with respect to the Barry Mine Property, to be subordinated as provided in subsection19(b)

“Purchase Price” per ounce of Sandstorm Payable Au means:

(i)                  [redacted for proprietary reasons] and

(ii)                                     [redacted for proprietary reasons] the lesser of the Fixed Price and the Market Price, payable in cash;

“Refined Au” means the Au portion of marketable metal bearing material in the form of Au that is refined to standards meeting or exceeding commercial standards for the sale of refined Au, being in any case of a purity of at least 99.5% for sale in a bar, ingot, coin or wafer format;

“Responding Party” has the meaning set forth in section 16(a);

“Sandstorm” means Sandstorm Resources Ltd.;

“Sandstorm Audit” has the meaning set forth in section 6(d);

“Sandstorm Audit Report” has the meaning set forth in section 6(d);

“Sandstorm Cash Flow” means, on a before tax basis, the cash flow received by Sandstorm in an applicable calendar year from the sale of Sandstorm Payable Au, calculated by multiplying the number of ounces of Sandstorm Payable Au purchased during the applicable year by the then applicable current Market Price and subtracting the product obtained from the aggregate number of ounces of Sandstorm Payable Au purchased during the applicable year multiplied by the Fixed Price;

“Sandstorm Payable Au” means the following:

(i)                                  20% of the Payable Au produced from the Initial Mine Shaft Area (but for greater certainty and without limitation, with respect to the Nelligan claims as set forth in Schedule “A”, the said 20% shall refer to 20% of a percentage that is equal to the undivided interest of Metanor in such claims, from time to time); and

(ii)                              in the event that Metanor or its affiliates desires to build a mine and produce Au that would not constitute Sandstorm Payable Au pursuant to the provisions of section (i) of this definition of Sandstorm Payable Au and Sandstorm has exercised the New Mine Right pursuant to the provisions of section 3(f); 20% of the Payable Au produced from the New Mine;

“Second Upfront Deposit” means the sum of US$9.0 million;

“Second Upfront Deposit Funding Conditions” means the following conditions:

(i)                                  the representations and warranties of Metanor contained in Article 18 shall be true and correct, in all material respects, at the time of the payment of the Second Upfront Deposit and Sandstorm shall have received a certificate from a duly authorized officer of Metanor to such effect;

(ii)                              Metanor shall have executed to and in favour of Sandstorm, the Project Charges and Sandstorm shall have received evidence to its satisfaction, acting reasonably, of the due registration and recordation, as applicable of the Project Charges;

(iii)                                [redacted for confidentiality reasons]

(iv)                       Metanor shall have complied in all material respects with the terms of this Agreement and Sandstorm shall have received a certificate from a duly authorized officer of Metanor to such effect;

(v)                           Sandstorm shall have received proof to its reasonable satisfaction that Metanor has, or is on track to receive within a reasonable time, all permits necessary to build and commercially produce Au from the Bachelor Lake Property Areas; and

(vi)                                  [redacted for confidentiality reasons] .

“Second Upfront Deposit Funding Date” means the date that is three Business Days after the last of the Second Upfront Deposit Funding Conditions has been satisfied or waived provided that such date is on or before the Second Upfront Deposit Funding Date Deadline;

“Second Upfront Deposit Funding Date Deadline” means December 31, 2011;

“Second Upfront Deposit Funding Termination Notice” has the meaning set forth in section 7(a);

“Term” has the meaning set forth in section 4(a);

“Termination Notice” has the meaning set forth in section 4(b);

“Third Upfront Deposit” means the sum of US$6.0 million;

“Third Upfront Deposit Funding Date” means September 1, 2011 if the Third Upfront Deposit Funding Conditions have been met on or before such date, or if not, the date that is three Business Days after the last of the Third Deposit Funding Conditions has been satisfied or waived provided that such date is on or before the Third Upfront Deposit Funding Date Deadline;

“Third Upfront Deposit Funding Date Deadline” means June 30, 2012;

“Third Upfront Deposit Funding Termination Notice” has the meaning set forth in section 7(b);

“Third Upfront Deposit Funding Conditions” means the following conditions:

(i)                                  the Second Upfront Deposit Funding Conditions shall have been satisfied or waived by Sandstorm and Sandstorm shall have advanced the Second Upfront Deposit and Sandstorm shall have received proof to its reasonable satisfaction that the permits referenced in section (iv) of the definition of Second Upfront Deposit Funding Conditions shall remain in full force and effect and shall not have been revoked or cancelled;

(ii)                              the representations and warranties of Metanor contained in Article 18 shall be true and correct, in all material respects, at the time of the payment of the Third Upfront Deposit and Sandstorm shall have received a certificate from a duly authorized officer of Metanor to such effect;

(iii)                          the Project Charges shall remain in full force and effect; and

(iii)                          Metanor shall have complied in all material respects with the terms of this Agreement and Sandstorm shall have received a certificate from a duly authorized officer of Metanor to such effect.

“Time of Delivery” has the meaning set forth in section 8(d);

“Transfer” when used as a verb, means to sell, grant, assign, encumber, hypothecate, pledge or otherwise dispose of or commit to dispose of, directly or indirectly, including through mergers, arrangements, amalgamations, consolidations, asset sales or spin-out transactions. When used as a noun, “Transfer” means a sale, grant, assignment, pledge or disposal or the commitment to do any of the foregoing, directly or indirectly, including through mergers, arrangements, amalgamations, consolidations, asset sale or spin-out transaction;

“TSXV” means the TSX Venture Exchange;

“Uncredited Balance” means the Upfront Deposit less all payments of the Purchase Price that are credited against the Upfront Deposit;

“Uncredited Balance Refund Calculation” has the meaning set forth in section 3(d);

“Uncredited Balance Refund Notice” has the meaning set forth in section 3(c); and

“Upfront Deposit” means the First Upfront Deposit, the Second Upfront Deposit (if the same has been advanced) and the Third Upfront Deposit (if the same has been advanced) and includes any Additional Upfront Deposit (if the same has been advanced).

2.            Agreement of Purchase and Sale

Subject to the terms and conditions of this Agreement, from and after the date that Sandstorm has delivered the First Upfront Deposit to Metanor, Metanor shall sell to Sandstorm and Sandstorm shall purchase from Metanor the Sandstorm Payable Au, which shall be clear of all Encumbrances once sold to Sandstorm, in consideration of the Purchase Price. The obligations of Metanor under this Agreement shall be to deliver and sell the Sandstorm Payable Au in a manner consistent with the terms of this Agreement. For greater certainty and without limitation, it is understood and agreed that Metanor shall not sell Au to Sandstorm that has been purchased directly or indirectly on a commodities exchange.

3.            Deposit

(a)          In consideration of the Sandstorm Payable Au as contemplated in this Agreement, subject to the provisions of Article 7, Sandstorm shall pay: (i) the First Upfront Deposit to Metanor in cash by wire transfer on the Execution Date; (ii) if the Second Upfront Deposit Funding Conditions are satisfied or waived by Sandstorm before the Second Upfront Deposit Funding Date Deadline, the Second Upfront Deposit to Metanor in cash by wire transfer on the Second Deposit Funding Date; and (iii) if the Third Upfront Deposit Funding Conditions are satisfied or waived by Sandstorm before the Third Upfront Deposit Funding Date Deadline, the Third Upfront Deposit to Metanor in cash by wire transfer on the Third Upfront Deposit Funding Date.

(b)          If, by the expiry or earlier termination of the Term or the Extended Term, if applicable, Metanor has not sold and delivered to Sandstorm, Sandstorm Payable Au having a value sufficient to reduce the Uncredited Balance to nil, then a refund of the

Uncredited Balance shall be due and owing by Metanor to Sandstorm in an amount equal to the then remaining Uncredited Balance. If a refund of the Uncredited Balance shall be due and owing by Metanor to Sandstorm, Metanor shall notify Sandstorm (the “Uncredited Balance Refund Notice”) and the Uncredited Balance Refund Notice shall attach a copy of the applicable Uncredited Balance Refund Calculation.

(c)          Within 60 days of the end of each fiscal year of Metanor, Metanor shall prepare a detailed statement setting out the calculations of the Uncredited Balance on an annual basis (the “Uncredited Balance Refund Calculation”) and setting out the Uncredited Balance Refund Calculation. Metanor shall also prepare a final Uncredited Balance Refund Calculation within 60 days of the expiry or earlier termination of the Term or the Extended Term, if applicable. Each successive Uncredited Balance Refund Calculation shall include the aggregate information from previous Uncredited Balance Refund Calculations, including without limitation, matters settled by the dispute resolution procedures set forth in Article 16. Sandstorm shall have 60 days from the date of delivery of each Uncredited Balance Refund Calculation to dispute the accuracy of an item therein. If Sandstorm and Metanor are unable to resolve any dispute with respect thereto, either Party shall have the right to elect to have the matter settled in accordance with the dispute resolution procedures set forth in Article 16. If Sandstorm has not disputed the accuracy of an item in an Uncredited Balance Refund Calculation within 60 days after the delivery thereof, then Sandstorm will be deemed to have agreed with the Uncredited Balance Refund Calculation.

(d)          Notwithstanding any other provision of this Agreement, if within 48 months after the Execution Date, Metanor has not produced a minimum of 50,000 ounces of Payable Au (of which 10,000 ounces are Sandstorm Payable Au) over a period of 12 consecutive months, then Sandstorm, in its sole and unfettered discretion, shall have the option, exercisable by written notice to such effect delivered by Sandstorm to Metanor (the “Production Refund Notice”), to require that Metanor, within 90 days of the date of delivery of the Production Refund Notice, refund to Sandstorm without setoff, deduction or defalcation, an amount to Metanor (the “Production Refund”) equal to that percentage of the Upfront Deposit that is equal to that portion of the underproduction of Payable Au over the said 48 month period as a percentage of the Production Refund Original Amount. The Production Refund shall be paid by Metanor with interest thereon at a rate of 8% per annum, accruing from the date of the Production Refund Notice.

(e)          Notwithstanding any other provision of this Agreement, Metanor does hereby guarantee to and in favour of Sandstorm that Sandstorm shall be entitled to purchase a number of ounces of Sandstorm Payable Au sufficient to ensure that upon the sale of such Sandstorm Payable Au, Sandstorm realizes Sandstorm Cash Flow as follows:

(i)                                  a minimum of US$1.0 million in Sandstorm Cash Flow from the purchase of Sandstorm Payable Au in calendar year 2012;

(ii)                              a minimum of US$5.5 million in Sandstorm Cash Flow from the purchase of Sandstorm Payable Au in each of the calendar years 2013, 2014 and 2015; and

(iii)                          a minimum of US$2.5 million in Sandstorm Cash Flow from the purchase of Sandstorm Payable Au in the calendar year 2016.

To the extent that Sandstorm does not purchase a number of ounces of Sandstorm Payable Au sufficient to ensure that upon the sale of such Sandstorm Payable Au, Sandstorm realizes the above minimum Sandstorm Cash Flow(s) during any of the aforementioned calendar years, Metanor shall forthwith within 90 days of December 31 of the applicable calendar year, after receipt of written notice from Sandstorm, deliver to Sandstorm, without, setoff, defalcation or deduction, in cash, the dollar value of any such deficiency, which shall constitute a reduction of the Uncredited Balance.

(f)           During the Term and the Extended Term, Metanor, for and on its own behalf and for and on behalf of its affiliates and subsidiaries, does hereby give and grant to Sandstorm the sole, exclusive and irrevocable right and option to purchase Payable Au from a New Mine (the “New Mine Right”), all on and subject to the following terms and conditions:

(i)                                Metanor shall provide Sandstorm with written notice that it has made a board or management decision to proceed with the development, mobilisation and/or production of a New Mine (the “New Mine Notice”). The New Mine Notice shall have attached thereto a copy of a positive technical report with respect to the New Mine (which is compliant with applicable securities laws) and shall also set out the additional upfront deposit (the “Additional Upfront Deposit”) for the Payable Au produced from the New Mine and the calculations with respect thereto.

The Additional Upfront Deposit shall be equal to:

20% of the upfront capital expenditures of Metanor as set forth in the said positive technical report relating to the New Mine including actual drilling and other costs incurred up to the beginning of the date of the New Mine Notice that were required to determine the economic viability of the New Mine and complete the positive technical report;

multiplied by

the ratio of expected gold revenue to total metal revenue (including gold) over the life of the New Mine.

Adjustments shall be made to the Additional Upfront Deposit if such upfront estimated capital expenditures are overestimated by 20% or more.

(ii)                           Sandstorm shall have the right to exercise the New Mine Right by the delivery to Metanor of a written notice of exercise within 30 days after Metanor shall have provided to Sandstorm all reasonable requisite technical and legal information to permit Sandstorm to conduct due diligence investigations as against the New Mine;

(iii)                          If Sandstorm provides its notice as set forth in (ii) above, closing shall occur within an additional 30 days of such Sandstorm notice as set forth in (ii) above provided that the following conditions have been satisfied or waived by Sandstorm, such conditions being solely for the benefit of Sandstorm; 1. Sandstorm shall be fully satisfied with the results of such due diligence investigations; and 2. Metanor shall have provided proof to Sandstorm, acting reasonably, that Metanor has sufficient financing, including the Additional Upfront Deposit, required for the New Mine to attain commercial production. Within such 30 day period, Sandstorm shall advise Metanor whether such conditions have been satisfied or are to be waived.

(iv)                           If the conditions have been satisfied or waived, Sandstorm shall also advise Metanor of the closing date which must be within the 30 day period in section (iii) above. If the conditions have not been satisfied or waived by Sandstorm as a result of any one or more of the following: 1. Metanor has not received requisite board approval to proceed with the development, mobilization and/or production of the New Mine; 2. Metanor has not provided Sandstorm with reasonable access to the New Mine and/or requisite information in order to enable Sandstorm to conduct its technical and legal due diligence investigations as against the New Mine; or 3. Metanor has not provided proof to Sandstorm, acting reasonably, that Metanor has sufficient financing, including the Additional Upfront Deposit, required for the New Mine to attain commercial production; then (and only then), the New Mine Right shall remain open indefinitely until such time as the conditions in subsections 3(f)(iv)(1),(3) and (3) have been fulfilled or Sandstorm has waived the fulfillment of any of such conditions or Sandstorm seeks to terminate its rights in and to the New Mine Right with respect to such applicable New Mine.

(v)                               If Sandstorm exercises the New Mine Right, on closing of the exercise of the New Mine Right, Sandstorm shall pay the Additional Upfront Deposit to Metanor.

4.            Term

(a)          The term of this Agreement shall commence on the Execution Date and subject to Articles 7 and 9, shall continue until the date that is 40 years after the Execution Date (the “Term”).

(b)          Sandstorm may terminate this Agreement at the end of the Term by providing to Metanor, not less than 90 days, prior to the expiry of the Term, written notice of its intention to terminate (a “Termination Notice”). If Sandstorm has not delivered a Termination Notice within 90 days prior to the expiry of the Term, then this Agreement shall continue in force for successive ten year periods (each, an “Extended Term”) until the date upon which the Extended Term is terminated in accordance with section 4(c).

(c)          Sandstorm may terminate an Extended Term by providing to Metanor prior to the end of such Extended Term, written notice of its intention to terminate the Extended Term, which termination shall be effective immediately upon receipt of such notice of termination.

5.            Covenants of Metanor

Metanor covenants and agrees to and in favour of Sandstorm as follows and acknowledges and agrees that Sandstorm is relying on such covenants in executing and delivering this Agreement:

(a)          During the Term and the Extended Term, as the case may be, Metanor and its affiliates and subsidiaries shall not enter into any future gold stream agreements, royalty agreements or other agreements that are similar to either a gold stream agreement or a royalty agreement (excluding Hedging Arrangements), in respect of Au produced from the Bachelor Lake Property Areas without the prior written consent of Sandstorm. For greater certainty and without limitation, royalties imposed on the Bachelor Lake Property Areas which Metanor or its affiliates and subsidiaries must pay as a result of governmental levies shall not be in contravention of this section.

(b)          Metanor shall at all times during the Term do and cause to be done all things necessary to maintain its corporate existence. Metanor shall at all times during the Term do all things necessary to maintain the Bachelor Lake Property Areas, in good standing, including paying all taxes owing in respect thereof. During the Term, Metanor shall not abandon any of the claims, leases, lands or tenements forming a part of the Bachelor Lake Property Areas, unless Metanor provides evidence satisfactory to Sandstorm, acting reasonably, that it is not economical, as at the date of determination, to produce Au from such claims, leases, lands or tenements and provides Sandstorm with a minimum of 90 days’ prior written notice of any such abandonment.

(c)          Until such time as the Project Charges have been duly registered, Metanor shall not cause or allow to be registered any Encumbrance other than Permitted Encumbrances as against the Bachelor Lake Property Areas and the Barry Mine Property without the prior written consent of Sandstorm.

(d)          During the Term and the Extended Term, as the case may be, Metanor shall cause the Project Charges to be properly renewed as required by applicable law and renewed six months before each of their respective expiry dates to ensure that at all times throughout the Term and the Extended Term, as the case may be, the Project Charges remain in full force and effect and duly registered as required by applicable law. Metanor shall provide proof acceptable to Sandstorm, acting reasonably, of each such re-registration and renewal on or before the date that is six months before each expiry date of the applicable Project Charges, failing which Sandstorm shall have the right to proceed with such renewal, with Metanor to be responsible for all costs and fees related thereto.

(e)                [redacted for confidentiality reasons]

6.            Monthly Reports and Annual Reports

(a)          During the Term and the Extended Term, as the case may be, Metanor shall deliver to Sandstorm a Monthly Report on or before the 15th Business Day after the last day of each calendar month.

(b)          During the Term and the Extended Term, as the case may be, Metanor shall deliver to Sandstorm an Annual Report on or before 60 days after the last day of each fiscal year.

(c)          Sandstorm shall have the right to dispute an Annual Report in accordance with the provisions of this Article 6. If Sandstorm disputes an Annual Report:

(i)                                  Sandstorm shall notify Metanor in writing within 90 days from the date of delivery of the applicable Annual Report that it disputes the accuracy of that Annual Report (or any part thereof) (the “Audit Dispute Notice”);

(ii)                              Sandstorm and Metanor shall have 60 days from the date the Audit Dispute Notice is delivered by Sandstorm to resolve the dispute. If Sandstorm and Metanor have not resolved the dispute within the said 60 day period, a mutually agreed independent third party expert will be appointed to prepare a report with respect to the dispute in question (the “Expert’s Report”). If Sandstorm and Metanor have not agreed upon such expert within a further 10 days after the said 60 day period, then the dispute as to the expert shall be resolved by the dispute mechanism procedures set forth in Article 16;

(iii)                        if the Expert’s Report concludes that the actual number of ounces of Sandstorm Payable Au varies by two percent or less from the number of ounces of Sandstorm Payable Au set out in the Annual Report, then the cost of the Expert’s Report shall be borne by Sandstorm;

(iv)                           if the Expert’s Report concludes that the number of ounces of Sandstorm Payable Au varies by more than two percent from the number of ounces of Sandstorm Payable Au set out in the Annual Report, then the cost of the Expert’s Report shall be borne by Metanor; and

(v)                               if either Sandstorm or Metanor disputes the Expert’s Report and such dispute is not resolved between the Parties within ten days after the date of delivery of the Expert’s Report, then such dispute shall be resolved by the dispute mechanism procedures set forth in Article 16.

(d)          If Metanor does not deliver a (draft or final) Monthly Report or an Annual Report as required pursuant to this Article 6, Sandstorm shall have the right to perform or to cause its representatives or agents to perform, at the cost and expense of Metanor, an audit of the books and records of Metanor relevant to the production and delivery of Sandstorm Payable Au produced during the calendar month or calendar year in question (the “Sandstorm Audit”) in conjunction with the provisions of Article 11. Metanor shall grant Sandstorm or its representatives or agents access to all such books and records on a timely basis. In order to exercise this right, Sandstorm must provide not less than 14 days’ written notice to Metanor of its intention to conduct the Sandstorm Audit. If within seven days of receipt of such notice, Metanor delivers the applicable (draft or final) Monthly Report or Annual Report, as the case may be, then Sandstorm shall have no right to perform the Sandstorm Audit. If Metanor delivers the applicable (draft or final) Monthly Report or Annual Report, as the case may be, before the delivery of the report prepared in connection with the Sandstorm Audit (the “Sandstorm Audit Report”), the applicable (draft or final) Monthly Report or Annual Report, as the case may be, shall be taken as final and conclusive, subject to the rights of Sandstorm as set forth in section 6(c). Otherwise, absent any manifest or gross error in the Sandstorm Audit Report, the Sandstorm Audit Report shall be final and conclusive, subject to the provision of Article 16.

7.            Conditions Satisfaction

(a)          If the Second Upfront Deposit is not delivered to Metanor on or before the Second Upfront Deposit Funding Date Deadline by reason of the Second Upfront Deposit Funding Conditions not having been satisfied or waived then, on written notice from Sandstorm to Metanor (the “Second Deposit Funding Termination Notice”), Sandstorm may:

(i) demand the return to Sandstorm of the Uncredited Balance which shall be payable within 65 days’ of the written notice, together with interest thereon, at a rate of 8% per annum, without set-off, deduction or defalcation; and

(ii) terminate this Agreement and each of the Parties shall be released from all of their obligations hereunder and Sandstorm shall have no obligation to advance the Second Upfront Deposit or the Third Upfront Deposit.

The following sections shall survive termination: this section, sections 15, 16, 20, 21 and 23(a), (b), (c), (e), (f), (g), (k) and (m). For greater certainty and without limitation, it is understood and agreed that Sandstorm in its sole discretion shall have the right to waive compliance with any of the Second Upfront Deposit Funding Conditions or to extend the Second Upfront Deposit Funding Date Deadline, in its sole and absolute discretion.

Upon receipt of the Uncredited Balance together with interest thereon as aforesaid, if the Project Charges shall then have been registered and/or recorded, Sandstorm shall execute to and in favor of Metanor a release and discharge in respect of the Project Charges so that the Project Charges will terminate and no longer be binding (failing refund of the Uncredited Balance, together with interest, Sandstorm shall be entitled to realize upon the Project Charges if the same have been previously delivered).

(b)          If the Third Upfront Deposit is not delivered to Metanor on or before the Third Upfront Deposit Funding Date Deadline by reason of the Third Upfront Deposit Funding Conditions not having been satisfied or waived then, on written notice from Sandstorm to Metanor (the “Third Upfront Deposit Funding Termination Notice”), Sandstorm may;

(i)                                  demand the return to Sandstorm of the Uncredited Balance which shall be payable within 65 days’ of the written notice, together with interest thereon, at a rate of 8% per annum, without set-off, deduction or defalcation; and

(ii)                              terminate this Agreement and each of the Parties shall be released from all of their obligations hereunder and Sandstorm shall have no obligation to advance the Third Upfront Deposit.

The following sections shall survive termination: this section, sections 15, 16, 20, 21 and 23(a), (b), (c), (e), (f), (g), (k) and (m). For greater certainty and without limitation, it is understood and agreed that Sandstorm in its sole discretion shall have the right to waive compliance with any of the Third Upfront Deposit Funding Conditions or to extend the Third Upfront Deposit Funding Date Deadline, in its sole and absolute discretion.

Upon receipt of the Uncredited Balance together with interest thereon as aforesaid, Sandstorm shall execute to and in favour of Metanor a release and discharge in respect of the Project Charges so that the Project Charges will terminate and no longer be binding (failing refund of the Uncredited Balance together with interest, Sandstorm shall be entitled to realize upon the Project Charges).

8.            Delivery of Minerals, Payments and Documentation in respect of Offtake

(a)          Commencing from and after the Execution Date provided that Sandstorm has paid the First Upfront Deposit to Metanor and during the Term and the Extended Term, Metanor shall deliver and sell to Sandstorm all Sandstorm Payable Au to be delivered and sold under this Agreement to      [redacted for confidentiality reasons] (the “Place of Delivery”).

(b)          Metanor shall notify Sandstorm in writing at least one Business Day before any delivery and credit      [redacted for confidentiality reasons] of the number of ounces of Sandstorm Payable Au to be delivered      [redacted for confidentiality reasons] and the estimated date and time of delivery      [redacted for confidentiality reasons].

(c)          Within 16 Business Days of the end of each calendar month, Metanor shall deliver      [redacted for confidentiality reasons] Sandstorm Payable Au      [redacted for confidentiality reasons] of Sandstorm in an amount equal to the number of ounces of Sandstorm Payable Au specified in the Monthly Report for the calendar month most recently ended.

(d)          Delivery of Sandstorm Payable Au shall be deemed to have been made at the time Sandstorm Payable Au is credited to the Place of Delivery (the “Time of Delivery”).

(e)          Title to and risk of loss of Sandstorm Payable Au shall pass from Metanor to Sandstorm at the Time of Delivery.

(f)           All Deductions relating to each shipment of Minerals and/or Refined Au and all costs and expenses pertaining to the delivery      [redacted for confidentiality reasons] of Refined Au to the Place of Delivery shall be borne by Metanor.

(g)          At the Time of Delivery, Metanor shall deliver to Sandstorm an invoice setting out the number of ounces of Sandstorm Payable Au      [redacted for confidentiality reasons] and the Purchase Price for such Refined Au.

(h)          Sandstorm shall promptly pay for each shipment of Sandstorm Payable Au and in any event not later than five Business Days after the Time of Delivery and receipt of any invoice for such Sandstorm Payable Au.

(i)           All payments for Sandstorm Payable Au by Sandstorm to Metanor shall be made in US Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by Metanor in writing from time to time, without deduction or set-off.

(j)            Subject to the dispute of any payment in accordance with Section 16, any payment not made on or by the applicable payment date referred to in this Article 8 shall incur interest until such payment is made at a rate equal to 8% per annum. In addition to the foregoing, if Sandstorm has not made any payment on or by the applicable payment date referred to in this Article 8 from and after the date that is 30 days following delivery by Metanor to Sandstorm of notice of such non-payment, then Metanor shall have the right to set off in respect of any such non-payment (including interest) and withhold from future delivery to Sandstorm an amount of Refined Au equal in value to such non-payment (including interest). For the purposes of this section 8(j), any amount of Refined Au set off and withheld in respect of any non-payment amount shall be valued at the per ounce price of Au in US dollars quoted by the London Bullion Market Association on the trading day immediately prior to the date that such amount of Refined Au would have been credited to the metal account of Sandstorm in accordance with this Article 8 but for such non-payment. In addition, Sandstorm shall be required to pay the Purchase Price on any amount of Refined Au set off and withheld by Metanor in respect of any such non-payment by Sandstorm.

9.            Early Termination

(a)                            The Parties may terminate this Agreement at any time by mutual written consent.

(b)          In addition, Sandstorm shall have the right to terminate this Agreement, effective upon ten days’ prior written notice to Metanor, if any of the following shall occur (each, an “Metanor Event of Default”):

(i)                                  Metanor defaults in any material respect in the performance of any of its covenants or obligations contained in this Agreement or in the Project Charges and such default is not remedied to the reasonable satisfaction of Sandstorm within 60 days after receipt of written notice of such default by Metanor. If any such default is capable of remedy within a period of an additional 60 days (other than a default of the provisions of section 3(d) and (e) which shall be deemed not to be capable of remedy within a period of 60 days), Metanor shall only be in default pursuant to this section 9(b)(i) if it has attempted to remedy the default within such additional 60 day period and at the end of such additional 60 day period, such default still has not been remedied;

(ii)                              upon the occurrence of any Insolvency Event of Metanor; and

(iii)                          if the Project Charges have not been registered or recorded on or before that day that falls      [redacted for confidentiality reasons] after the Execution Date and such invalidity is not rectified within      [redacted for confidentiality reasons] of Sandstorm providing notice to Metanor.

For greater certainty and without limitation, Sandstorm shall have the right to waive one or more Metanor Events of Default, all without prejudice to any and all rights of Sandstorm with respect to any and all Metanor Events of Default.

(c)          If a Metanor Event of Default occurs and is continuing, in addition to and not in substitution for any other remedies available at law or in equity, Sandstorm shall have the right, upon written notice to Metanor, at its option, to:

(i)                                  demand repayment of the remaining Uncredited Balance, without interest, at the time of the occurrence of the applicable Metanor Event of Default; and

(ii)                            Sandstorm shall have the right to seek recovery for its Losses in excess of the Uncredited Balance (the amounts in (i) and (ii), being collectively referred to as the “Metanor Default Fee”).

Upon demand from Sandstorm, which demand shall include a calculation of the Metanor Default Fee, Metanor shall promptly pay the Metanor Default Fee in cash by wire transfer, in immediately available funds, to a bank account designated by Sandstorm. For greater certainty and without limitation, in the event Metanor is required to pay the Metanor Default Fee to Sandstorm, the provisions set forth in section 3(c) requiring the refund of the Uncredited Balance will no longer be applicable.

(d)          The Parties hereby acknowledge that: (i) Sandstorm will be damaged by a Metanor Event of Default; and (ii) any sums payable or retainable pursuant to this Article 9 are in the nature of liquidated damages, not a penalty and are fair and reasonable.

(e)          If Sandstorm elects to demand payment of the Metanor Default Fee, this Agreement shall be deemed terminated upon the payment by or on behalf of Metanor of the Metanor Default Fee.

(g)          Termination of this Agreement under this Article shall not terminate any payment or delivery obligation hereunder that arose prior to the time of termination.

10.         Offtake Agreements

Each Offtake Agreement shall be on arm’s length commercial terms, consistent with normal industry standards and practice in Canada with respect to the payable adjustment factor. Metanor shall promptly disclose to Sandstorm the terms of any such agreements and any amendments to the material terms and conditions of any Offtake Agreements that may affect Sandstorm and any refining, smelting or other purchase agreements in respect of Au from the Bachelor Lake Property.

11.         Books; Records; Inspections

Metanor shall keep true, complete and accurate books and records of all material operations and activities with respect to the Bachelor Lake Property Areas, including the processing of Minerals therefrom, where applicable. Subject to the confidentiality provisions of this Agreement and in addition to the provisions of section 6(d), Sandstorm and its authorized representatives shall be entitled to perform audits or other reviews and examinations of the books and records of Metanor relevant to the delivery of Sandstorm Payable Au pursuant to this Agreement during the Term or the Extended Term, as the case may be, to confirm compliance by Metanor with the terms of this Agreement. Sandstorm shall diligently complete any audit or other examination permitted hereunder. For greater certainty and without limitation, Sandstorm shall have access to all documents provided by Metanor to an Offtaker, as contemplated under the Offtake Agreements or which otherwise relate to the Au produced from the Bachelor Lake Property Areas vis a vis the Offtaker and that are, in any manner, relevant to the calculation of Sandstorm Payable Au or the delivery and credit in respect thereof, in each instance. All costs and expenses of any audit or other examination permitted in this section shall be paid by Sandstorm, unless the results of such audit or other examination permitted in this section, disclose a discrepancy in calculations made by Metanor of equal to or greater than two percent of Sandstorm Payable Au calculated by Metanor, in which event the reasonable costs of such audit or other examination shall be paid by Metanor.

12.         Conduct of Mining Operations, etc.

(a)          All decisions concerning methods, the extent, times, procedures and techniques of any exploration, development and mining operations related to the Bachelor Lake Property Areas shall be made by Metanor in its sole and absolute discretion.

(b)          Sandstorm has no contractual rights relating to the development or operation of any of the operations of Metanor, including without limitation, the Bachelor Lake Property Areas or any of its other properties and Sandstorm shall not be required to contribute to any capital or expenditures in respect of operations at the Bachelor Lake Property Areas, save and except for the option provided in and to Sandstorm pursuant to the New Mine Right. Except as provided in this Agreement and the Project Charges, Sandstorm has no right, title or interest in and to the Bachelor Lake Property Areas or without limitation, the Barry Mine Property.

(c)          Sandstorm is not entitled to any form or type of compensation or payment from Metanor if Metanor discontinues or ceases operations from the Bachelor Lake Property Areas save and except as provided in Article 3. Save and except as provided in Article 3, this Agreement shall in no way be construed or considered a guarantee as to the delivery of any amount of Sandstorm Payable Au, on an annual basis or over the life of the Bachelor Lake Property Areas.

(d)          Metanor shall perform or cause to be performed all processing operations and activities in respect of the Bachelor Lake Property Areas in a commercially prudent manner and in accordance with good processing, engineering and environmental practices prevailing in the industry.

(e)          At reasonable times and with Metanor’s prior consent (which shall not be unreasonably withheld or delayed), at the sole risk and expense of Sandstorm, Sandstorm shall have a right of access by its representatives to the Bachelor Lake Property Areas and any mill, smelter, concentrator or other processing facility owned or operated by Metanor and/or its affiliates that is used to process Minerals produced from the Bachelor Lake Property Areas for the purpose of enabling Sandstorm to monitor compliance by Metanor with the terms of this Agreement and to prepare technical reports on the Bachelor Lake Property Areas, in compliance with National Instrument 43-101.

(f)           Metanor will cooperate with and will allow Sandstorm access to technical information pertaining to the Bachelor Lake Property Areas to permit Sandstorm to prepare technical reports on the Bachelor Lake Property Areas in accordance with National Instrument 43-101 at the sole cost and expense of Sandstorm to comply with Sandstorm’s disclosure obligations under applicable Canadian and/or US securities laws and/or stock exchange rules and policies provided that: (i) to the extent permitted by law, Sandstorm will use the same report writer as Metanor to prepare all technical reports that Sandstorm is required to prepare and to use the same reports as Metanor (re-addressed to Sandstorm). For greater certainty and without limitation, so long as Metanor’s then current technical report is in compliance with National Instrument 43-101 from the perspective of Sandstorm in the opinion of counsel to Sandstorm, Sandstorm will use its commercially reasonable best efforts to use the same National Instrument 43-101 technical report, re-addressed to Sandstorm; and (ii) if Sandstorm is unable to use the same report writer as Metanor to prepare a required technical report, it will choose a Person to write the technical report that is acceptable to Metanor, acting reasonably, and Sandstorm will not finalize the technical report until Metanor has been provided with a reasonable opportunity to comment on the contents of the technical report and Sandstorm will act in good faith and will use its best efforts to incorporate Metanor’s comments into the technical report to the extent Metanor’s comments are made to conform the technical report with the existing disclosure of Metanor. Metanor will promptly deliver to Sandstorm any updated National Instrument 43-101 reports or mineral reserve and mineral resource estimates produced that pertain to the Bachelor Lake Property Areas.

(g)          Metanor shall ensure that all Au is produced from the Bachelor Lake Property Areas in a prompt and timely manner consistent with sound mining processing, engineering and environmental practices. In addition, Metanor shall mine and process the Au from the Bachelor Lake Property Areas in a manner consistent with industry standards and practices that would be expected by a person receiving or buying Au. If Metanor wishes to commingle the Minerals produced from the Bachelor Lake Property Areas, with other Minerals, it may do so, as long as Sandstorm shall not be disadvantaged as a result of such commingling including ensuring that Au to which Sandstorm is entitled to a percentage of is neither displaced nor processed at a lower rate as a result of such co-mingling and further provided that a method is agreed upon by Sandstorm and Metanor to determine the quantum of Au produced from the Bachelor Lake Property Areas. If Sandstorm and Metanor can not agree upon such a method, the matter will be determined in accordance with the dispute resolution mechanism set forth in Article 16. Metanor may not cease to process Au from the Bachelor Lake Property Areas in favour of Au from other sources.

13.         Restricted Transfer Rights of Metanor

During the Term or the Extended Term, as the case may be, Metanor shall be permitted to Transfer, in whole or in part: (i) the Bachelor Lake Property Areas; or (ii) its rights and obligations under this Agreement; in each case so long as the following conditions set forth below are satisfied. If such conditions are satisfied in respect of a Transfer that constitutes a transfer to a bona fide third party purchaser of the applicable part or parts of the Bachelor Lake Property Areas (and not to a mortgagee, chargeholder, encumbrancer or surviving company after completion of a merger, arrangement, consolidation or spin-out transaction), Metanor shall be released from its obligations under this Agreement.

(i)                                  Metanor shall provide Sandstorm with at least 30 days prior written notice of its intent to Transfer;

(ii)                              any purchaser, merged company, transferee or assignee as a condition of the Transfer agrees in writing in favour of Sandstorm to be bound by the terms of this Agreement, and Sandstorm does not suffer a material adverse effect in relation to the transactions set forth in this Agreement; and

(iii)                          any transferee that is a mortgagee, chargeholder or encumbrancer undertakes to obtain an agreement in writing in favour of Sandstorm from any subsequent purchaser or transferee of such mortgagee, chargeholder or encumbrancer that such subsequent mortgagee, chargeholder or encumbrancer will be bound by the terms of this Agreement and the Project Charges, as applicable and to the extent possible.

14.         Transfer Rights of Sandstorm

During the Term or the Extended Term, as the case may be, Sandstorm shall have the right to Transfer, in whole or in part, its rights and obligations under this Agreement to another party upon the delivery to Metanor of ten Business Days prior written notice. In such a case, provided that such other party has agreed to be bound by such Transferred obligations under this Agreement, Sandstorm shall be released from such Transferred obligations under this Agreement.

15.         Confidentiality

(a)          Subject to section 15(b), neither Sandstorm nor Metanor shall, without the express written consent of the other Party, disclose any non-public information received under or in connection with this Agreement, other than to its respective directors, employees, agents, bankers, consultants, requisite regulatory authorities and/or prospective transferees and neither Party shall issue any press releases concerning the Bachelor Lake Property without the consent of the other Party, after the other Party has first reviewed the terms of such press release (to the extent practicable). Each Party agrees to reveal such information only to its respective directors, employees, agents, bankers, consultants and/or prospective transferees who need to know, who are informed of the confidential nature of the information and who agree to be bound by the terms of this Article 15. In addition, neither Party shall use any such information for its own use or benefit except for the purpose of enforcing its rights under this Agreement.

(b)          Notwithstanding the foregoing: (i) Sandstorm and Metanor shall be entitled to publicly file a copy of this Agreement in such manner(s) as may be required by applicable securities laws (subject to such redactions as may be mutually agreed to by the Parties, such mutual agreement to be procured within five Business Days of the execution and delivery of this Agreement); (ii) each Party may disclose information obtained under this Agreement if required to do so for compliance with applicable laws, rules, regulations or orders of any governmental authority or stock exchange having jurisdiction over such Party or to allow a current or potential bona fide provider of finance to conduct due diligence provided that the other Party shall be given the right to review and object to the data or information to be disclosed prior to any public release subject to any reasonable changes proposed by such other Party; and (iii) each Party may disclose information for the purposes of any arbitration proceeding commenced under Article 16 of this Agreement.

16.         Arbitration

In the event of a dispute in relation to this Agreement, including without limitation, the existence, validity, performance, breach or termination hereof or any matter arising hereunder, including whether any matter is subject to arbitration, the Parties agree to negotiate diligently and in good faith in an attempt to resolve such dispute. Failing resolution satisfactory to either Party, within ten days of the time frame specified herein or if no time frame is specified within ten days of the delivery of notice by either Party of the said dispute, which shall be after the dispute remains open for a period of 90 days, either Party may request that the dispute be resolved by binding arbitration, conducted in English, in Montreal, Quebec, pursuant to the domestic commercial arbitration rules of the British Columbia International Commercial Arbitration Centre (the “BCICAC”). The appointing authority shall be the BCICAC and the case shall be administered by the BCICAC in accordance with its Domestic Commercial Arbitration Rules of Procedure, subject to the following:

(a)          To demand arbitration either Party (the “Demanding Party”) shall give written notice (the “Dispute Notice”) to the other Party (the “Responding Party”), which Dispute Notice shall toll the running of any applicable limitations of actions by law or under this Agreement. The Dispute Notice shall specify the nature of the allegation and the issues in dispute, the amount or value involved (if applicable) and the remedy requested. Within 15 Business Days of receipt of the Dispute Notice, the Responding Party shall answer the demand in writing, responding to the allegations and issues that are disputed.

(b)          The Demanding Party and the Responding Party shall mutually agree upon one single qualified arbitrator who shall be fluent in oral and written English and French within seven Business Days of the Responding Party’s answer, failing which any of the Demanding Party and the Responding Party may request the BCICAC to appoint one qualified arbitrator within five Business Days of the Responding Party’s answer. The arbitrator shall be a disinterested person qualified by experience to hear and determine the issues to be arbitrated. Any party or witness shall have the right to testify or provide evidence in his or her mother tongue of English or French. If any documents to be presented to the arbitrator are in French, the Parties shall share equally in the cost of obtaining a written translation of the documents into English.

(c)          No later than 15 Business Days after hearing the representations and evidence of the Parties, the arbitrator shall make its determination in writing in English and shall deliver one copy to each of the Parties. The written decision of the arbitrator shall be final and binding upon the Parties in respect of all matters relating to the arbitration, the procedure, the conduct of the Parties during the proceedings and the final determination of the issues in the arbitration. There shall be no appeal from the determination of the arbitrator to any court. The decision rendered by the arbitrator may be entered into any court for enforcement purposes.

(d)          The arbitrator may determine all questions of law and jurisdiction (including questions as to whether or not a dispute is arbitratable) and all matters of procedure relating to the arbitration.

(e)          The arbitrator shall have the right to grant legal and equitable relief and to award costs (including legal fees and the costs of arbitration) and interest. The costs of any arbitration shall be borne by the Parties in the manner specified by the arbitrator in its determination, if applicable. The arbitrator may make an interim order, including injunctive relief and other provisional, protective or conservatory measures, as well as orders seeking assistance from a court in taking or compelling evidence or preserving and producing documents regarding the subject matter of the dispute.

(f)           All papers, notices or process pertaining to an arbitration hereunder may be served on a Party as provided in this Agreement.

(g)          The Parties agree to treat as confidential information, in accordance with the provisions of Article 15, the following: the existence of the arbitral proceedings; written notices, pleadings and correspondence in relation to the arbitration; reports, summaries, witness statements and other documents prepared in respect of the arbitration; documents exchanged for the purposes of the arbitration; and the contents of any award or ruling made in respect of the arbitration. Notwithstanding the foregoing part of this section, a Party may disclose such confidential information in judicial proceedings to enforce, nullify, modify or correct an award or ruling and as permitted under Article 16.

17.         Representations and Warranties of Sandstorm

Sandstorm, acknowledging that Metanor is entering into this Agreement in reliance thereon, hereby represents and warrants to Metanor as follows:

(a)          Sandstorm is a corporation duly and validly existing under the laws of its governing jurisdiction and Sandstorm is up to date in respect of all filings required by law or by any governmental authority.

(b)          Sandstorm has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. Sandstorm has received all requisite board of director approvals with respect to the execution and delivery of this Agreement.

(c)          This Agreement has been duly and validly executed and delivered by Sandstorm and constitutes a legal, valid and binding obligation of Sandstorm, enforceable against Sandstorm in accordance with its terms.

(d)          Sandstorm has not made an assignment for the benefit of creditors, nor is Sandstorm the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law, no receiver or receiver/manager has been appointed for all or any substantial part of the properties or business of Sandstorm and the corporate existence of Sandstorm has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and Sandstorm is not aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing.

(e)          Sandstorm is in compliance in all material respects with the rules, policies and regulations of the TSXV.

(f)           Sandstorm has filed all documents required to be filed by it under all applicable securities laws in connection with its status as a public company and the policies of the TSXV, and such documents as of the date they were filed, comply in all material respects with requisite securities laws, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made, not misleading.

(g)          This Agreement and the exercise of the rights and performance of the obligations of Sandstorm hereunder do not and will not: (i) conflict with any agreement, mortgage, bond or other instrument to which Sandstorm is a party or which is binding on its assets; (ii) conflict with its constating or constitutive documents; or (iii) conflict with or violate any applicable law.

(h)          No regulatory or third party consents or approvals are required to be obtained by Sandstorm in connection with the execution and delivery or the performance by Sandstorm of this Agreement or the transactions contemplated hereby other than the consent of the TSXV, which will be obtained on or before the Execution Date.

18.         Representations and Warranties of Metanor

Metanor acknowledging that Sandstorm is entering into this Agreement in reliance thereon, hereby represents and warrants to Sandstorm as follows and agrees that such representations and warranties shall remain true and correct during the Term and the Extended Term:

(a)          Metanor is a corporation duly and validly existing under the laws of its governing jurisdiction and is up to date in respect of all filings required by law or by any governmental authority.

(b)          Metanor has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. Metanor has received all requisite board of director approvals with respect to the execution and delivery of this Agreement.

(c)          This Agreement has been duly and validly executed and delivered by Metanor and constitutes a legal, valid and binding obligation of Metanor enforceable against Metanor in accordance with its terms.

(d)          This Agreement and the exercise of the rights and performance of the obligations of Metanor hereunder do not and will not; (i) conflict with any agreement, mortgage, bond or other instrument to which Metanor is a party or which is binding on its assets; (ii) conflict with its constating or constitutive documents; or (iii) conflict with or violate any applicable law.

(e)          Other than as specified in this Agreement and save and except for the approval of the TSXV which will be obtained on or before the Execution Date if applicable, no regulatory or third party consents or approvals are required to be obtained by Metanor in connection with execution and delivery or the performance by Metanor of this Agreement or the transaction contemplated hereby

(f)           Metanor has not made an assignment for the benefit of creditors nor is Metanor the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law; no receiver or receiver/manager has been appointed for all or any substantial part of its properties or business and its corporate existence has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and Metanor is not aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing.

(g)          No person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Bachelor Lake Property Areas, or any of the Au therein, thereon or thereunder or derived therefrom.

(h)          Metanor has all necessary corporate power to own the Bachelor Lake Property Areas and the Barry Mine Property and to commence mining the Bachelor Lake Property Areas. Metanor is in material compliance with all material applicable laws and licences, registrations, permits, consents and qualifications to which the Bachelor Lake Property Areas are subject. Metanor will use commercially reasonable efforts to maintain all material permits necessary to continue mining the Bachelor Lake Property Areas.

(i)           At the Time of Delivery, Metanor will have and will deliver to Sandstorm during the Term and the Extended Term, as the case may be, an undivided 100% legal and beneficial good, valid, marketable and exclusive ownership of and title in and to, and actual and exclusive possession of Sandstorm Payable Au, free and clear of any and all Encumbrances.

(j)           Metanor is not in default of any credit facility or material contract it has executed and delivered, to which its assets are subject or by which its assets are bound.

(k)          Metanor has made available to Sandstorm all material information in its control or possession with respect to the Bachelor Lake Property Areas and all corporate matters pertaining to Metanor, as requested by Sandstorm.

19.         Project Charges

(a)          Metanor covenants to execute and deliver the Project Charges to and in favour of Sandstorm, to duly register the Project Charges and to provide evidence, to the reasonable satisfaction of Sandstorm, of the due registration of the Project Charges in all applicable government offices within      [redacted for confidentiality reasons] of the Execution Date. To the extent necessary, Metanor shall provide written consent or signature to any documents or things necessary to accomplish the registration, recordation and notice with respect to the Project Charges as well as the renewal thereof on a timely basis in accordance with applicable law.

(b)          Sandstorm shall agree, in a form acceptable to Sandstorm acting reasonably, to subordinate the Project Charges on the Barry Mine Property and related assets to lenders providing financing with respect thereto.

(c)                [redacted for confidentiality reasons]

(d)          Metanor shall not amend, supplement, waive, restate, supersede, terminate, cancel or release or otherwise consent to a departure from the provisions of any of the Project Charges without the prior written consent of Sandstorm, such consent not to be unreasonably withheld.

20.         Indemnity of Sandstorm

Sandstorm agrees to indemnify and save harmless Metanor and each of its directors, officers, employees and agents from and against any and all Losses suffered or incurred by them that arise out of or relate to any failure of Sandstorm to timely and fully perform or cause to be performed all of the covenants and obligations to be observed or performed by it pursuant to this Agreement. This clause shall survive termination of this Agreement.

21.         Indemnity of Metanor

Metanor agrees to indemnify and save Sandstorm and its directors, officers, employees and agents harmless from and against any and all Losses suffered or incurred by Sandstorm, that arise out of or relate to any failure of Metanor to timely and fully perform or cause to be performed all of the covenants and obligations to be observed or performed by Metanor pursuant to this Agreement. This clause shall survive termination of this Agreement.

22.         Taxes

Each Party shall pay such taxes, duties or other charges of whatever nature imposed by any taxing or governmental authority, payable by such Party under applicable law in respect of a delivery of Sandstorm Payable Au or a payment made by a Party hereunder. Where a delivery of Sandstorm Payable Au or a payment hereunder is subject to any deduction or withholding under applicable law, the amount of Sandstorm Payable Au or a payment shall be increased to an amount equal to the sum the receiving Party would have received had no such deductions or withholding been required. The amount of any deduction or withholding required under applicable law shall not reduce the amount of the Uncredited Balance. The Parties agree to reasonably cooperate to ensure that no more taxes, duties or other charges are payable than is required under applicable law.

23.         General Provisions

(a)          Each Party shall execute all such further instruments and documents and shall take all such further actions as may be necessary to effect the transaction contemplated herein, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

(b)          Nothing herein shall be construed to create, expressly or by implication, a joint venture, agency relationship, fiduciary relationship, mining partnership, commercial partnership or other partnership relationship between Metanor and Sandstorm.

(c)          This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(d)          Time is of the essence of this Agreement.

(e)          All references in this Agreement to currency or to “$”, unless otherwise expressly indicated, shall be to United States dollars.

(f)           If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of this Agreement which shall be construed as if this Agreement had been executed without the invalid portion.

(g)          Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile transmission addressed to:

If to Metanor:

2872 Sullivan Road, Suite 2

Val D’Or, Quebec    J9P 0B8

Attention:     President and Chief Executive Officer

Fax Number: (819) 825-8224

If to Sandstorm, to:

Suite 1050, 625 Howe Street

Vancouver, BC V6C 2T6

Attention:     President and Chief Executive Officer

Fax Number: (604) 688-0094

Any notice given in accordance with this section, if transmitted by facsimile transmission, shall be deemed to have been received on the next Business Day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

(h)          This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties. The failure by any Party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part thereof or the right of a Party to enforce each and every provision. No waiver or breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

(i)           Following the execution and delivery of this Agreement, each of the Parties will co-operate reasonably with the other Party in implementing any proposed adjustments to the structure of this Agreement to facilitate tax planning, provided that such adjustments have no material adverse impact on the non-proposing Party and that such adjustments shall not result in the non-proposing Party incurring any significant costs.

(j)            This Agreement may be executed in one or more counterparts and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which when taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

(k)          This Agreement shall enure to the benefit of and shall be binding on and shall be enforceable by the Parties and their respective, successors and permitted assigns.

(l)            The Parties have expressly required that this Agreement and all notices relating hereto and documents to be delivered be drafted in English. Les parties aux présentes reconnaissent et confirment qu’elles ont convenu que la présente convention ainsi que tous les avis et documents qui s’y rattachent soient rédigés dans la langue anglaise.

(m)        This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, among the Parties.

(n)          The Parties may agree to enter into other financial instruments or agreements to supplement the pricing in this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.

RESSOURCES METANOR INC. /
METANOR RESOURCES INC.
Per:
“Serge Roy”
Authorized Signing Officer

“Ghislain Morin”
Authorized Signing Officer

SANDSTORM RESOURCES LTD.
Per:
“Nolan Watson”
Authorized Signing Officer

SCHEDULE “A”

DESCRIPTION OF BACHELOR LAKE PROPERTY

     [redacted for confidentiality reasons]

SCHEDULE “B”

PERMITTED ENCUMBRANCES

The following Encumbrances are deemed to be Permitted Encumbrances:

(i)

any security interest, hypothec, bond or deposit under workers’ compensation, social security, environmental or similar legislation or in connection with permitting, tenders, leases, contracts or expropriation proceedings or to secure public or statutory obligations, surety and appeal bonds or costs of litigation, all where required by law.

(ii)

any security interest, hypothec or privilege imposed by law, such as builders’, mechanics’, material men’s, carriers’, warehousemen’s and landlords’ liens and privileges; or any security interest, hypothec or privilege arising out of judgments or awards with respect to the Bachelor Lake Property Areas or the Barry Mine Property, which ranks subordinate to the Project Charges which Metanor at the time is prosecuting an appeal or proceedings for review and with respect to which it has secured a stay of execution pending such appeal or proceedings for review; or any security interest for taxes, assessments or governmental charges or levies against the Bachelor Lake Property Areas or the Barry Mine Property not at the time due and delinquent or the validity of which is being contested at the time by Metanor in good faith; or any undetermined or inchoate security interest or privilege incidental to current operations that has not been filed pursuant to law against Metanor or that relates to obligations not due or delinquent; or the deposit of cash or securities in connection with any security interest or privilege referred to in this paragraph.

(iii)

any right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise, grant or permit held or acquired by Metanor in respect of the Bachelor Lake Property Areas or the Barry Mine Property, or by any statutory provision, to terminate the lease, license, franchise, grant or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof.

(iv)

any security interest created or assumed by Metanor in favour of a public utility or any municipality or governmental or other public authority when required by the utility, municipality or other authority in connection with the operations of the Bachelor Lake Property Areas or the Barry Mine Property.

(v)	any reservations, limitations, provisos and conditions expressed in original grants from the Crown including Crown Patents, the Province of Quebec or federal government or agencies thereof and any reservations and exceptions contained in, or implied by statute.

(vi)

any minor encumbrance, such as easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or other restrictions applicable to the property’s use of real property within the Bachelor Lake Property Areas and the Barry Mine Property, that do not in the aggregate materially detract from the value of such property or materially impair its use in the operation of the Bachelor Lake Property Areas or the Barry Mine Property.

(vii)	Encumbrances in favour of governmental authorities securing reclamation obligations of the Bachelor Lake Property Areas or the Barry Mine Property.

(viii)

all exploration, development and operating permits and bonding requirements in respect of the Bachelor Lake Property Areas or the Barry Mine Property imposed by federal, provincial and local government requirements, including the potential application of new environmental or other restrictions, limitations and requirements imposed by such authorities on mineral exploration, development, mining and processing operations.

(ix)

Encumbrances in favour of project lenders as security for the payment and performance, when due, of obligations of Metanor or any of its affiliates under any Project financing so long as at all times Sandstorm maintains senior security on the Bachelor Lake Property Areas, subject at all times to the provisions or Article 19.

(x)

any existing or future security interest, mortgage, hypothec or charge, whether fixed or floating, with respect to the Barry Mine Property, granted to any lender, commercial bank or other financial institution securing indebtedness in accordance with Article 19.

(xi)

any and all interests (including liens, charges, adverse claims, security interests, hypothec or other encumbrances) of any nature whatsoever now or hereafter claimed or held by Her Majesty the Queen in Right of Canada, Her Majesty the Queen in Right of any Province of Canada, or by any other governmental department, agency or authority under or pursuant to any applicable legislation, statute or regulation which, in each and every case, are not registered in the land registry office or recorded in the Public Register of Real and Immoveable Mining Rights of the Ministere des Ressources Naturelles et de la Faune (the “MRNF Register”).

(xii)

any and all licences, easements, servitudes, rights-of-way, rights in nature of easement and agreements with respect thereto including, without limitation, agreements, easements, servitudes, licences, rights-of-way and interests in the nature of easements and servitudes for sidewalks, public ways, sewers, drains, utilities, gas, steam and water mains or electric light and power, or telephone and telegraphic conduits, poles, wires and cables which, in each and every case, are not registered in the land registry office or recorded in the MRNF Register.

(xiii)

any charge, mortgage, hypothec or other security interest provided to any commercial bank for the purposes of obtaining debt financing or performing hedging activities with respect to the Barry Mine Property in accordance with Article 19.

(xix)

a 0.5% net smelter return royalty payable to Zinifex Canada Inc. on any ore, metal or concentrate produced from the Bachelor Lake Property pursuant to an agreement between Zinifex Canada Inc. and Halo Resources Ltd. which agreement was assigned to Metanor in October, 2007 as well as any royalties to which the Bachelor Lake Property Areas or the Barry Mine Property may hereafter be subject in connection with royalty financings entered into by Metanor provided that Metanor has complied with the provisions of section 5(a) of the Agreement.

(xv)

any unregistered construction liens or legal construction hypothecs as against the Bachelor Lake Property Areas or the Barry Mine Property, where the time for registration of which has not yet expired.

(xvi)

minor discrepancies in the legal description of the Bachelor Lake Property Areas or the Barry Mine Property or any adjoining properties which would be disclosed in an up to date survey and any registered easements or servitudes and registered restrictions or covenants that run with the land which do not materially detract from the value of, or materially impair the use of the Bachelor Lake Property Areas or the Barry Mine Property by Metanor for the purpose of conducting and carrying out mining operations thereon.

(xvii)

any municipal by-laws or regulations affecting the Bachelor Lake Property Areas or the Barry Mine Property or its respective use and any other municipal land use instruments including, without limitation, official plans and zoning and building by-laws, as well as decisions of the Committee of Adjustment or any other competent authority permitting variances therefrom, and all applicable building codes.

SCHEDULE “C”

PRODUCTION MODEL

     [redacted for confidentiality reasons]

SCHEDULE “D”

DISCLOSED LITIGATION

Quebec Superior Court file 615-17-000467-109, previously bearing number 500-17-060013-102.

Parties are: Entrepreneur Minier Montali inc. vs Ressources Metanor Inc. The claim is in the amount of $2,130,767.12 for damages. It was instituted on July 29, 2010 in the district of Montreal and was then transferred to the district of Abitibi, bearing now the new number 615-17-000467-109. The last proceeding filed in court on October 22, 2010 was an Agreement as to the Conduct of Proceedings. The expiry date to inscribe the case is January 31, 2011, which may be extended with a judge authorization.

SCHEDULE “E”

DESCRIPTION OF BARRY MINE PROPERTY

     [redacted for confidentiality reasons]